Haymaker Acquisition Corp. 4

501 Madison Avenue, Floor 5

New York, NY 10022

July 21, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Attention: Benjamin Holt

Re:	Haymaker Acquisition Corp. 4

Registration Statement on Form S-1

Filed July 3, 2023, as amended

File No. 333- 273117

Dear Mr. Holt:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Haymaker Acquisition Corp. 4 hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. ET on July 25, 2023, or as soon as thereafter practicable.

Very truly yours,

/s/ Andrew R. Heyer
Andrew R. Heyer
Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP
Graubard Miller